Contact

www.linkedin.com/in/johncowan1
(LinkedIn)

Top Skills

Corporate Development

Venture Capital

SaaS

Patents

METHOD AND SYSTEM FOR
DETERMINING COMPUTER
RESOURCE USAGE IN UTILITY
COMPUTING

Tokenization of distributed compute
resources

Systems and methods for IT
Intelligence and Management Based
on Container-Level Metering

Systems and methods for IT supply
chain management on a distributed
platform

John Cowan

Published Author | Venture Strategist | Startup Founder | Research
Nerd | Investor - Meet me at the intersection of Entrepreneurship,
Innovation, and Capital. View my work at johncowan.online
Raleigh, North Carolina, United States

Summary

Expert market strategist with a technical acumen complimented by
hardened skills managing the early stage innovation lifecycle.

John has more than 20 years experience building venture-backed
companies:

Business Model Strategy - Spearhead delivery of go-to-market
models that align with technical architecture;
Competitive Analysis - Rigorously identify, profile and perform gap
analysis across the competitive landscape;
Market Research - Thoroughly document multi-channel direct and
indirect applications for unique IP TAM, SAM, and SOM;
Financial Modeling - CFO level capability to design complete P&L
and Balance Sheet forecast tools;
Product Evangelism - Gifted public speaker and prolific writer
with rare ability to distill complex technical language for general
audiences;
Recruiting - Long history of recruiting and securing top talent across
multiple disciplines;
Agile Methodologies - Capable of deploying custom-designed
Kanban solutions to organize multi-disciplinary and cross-functional
teams;
Capital Raising - Proven ability to align the interests of investors and
early stage projects.
Corporate Governance - Experienced fiduciary with proven ability to
manage investor expectations and navigate cap table complexities;
M&A - Rare knack for identifying opportunistic acquisitions.

Experience

Autonomy Institute
Board Advisor

January 2023 - Present (2 years 8 months)
Austin, Texas, United States

I advise the governance team of the Autonomy Institute on all matters related to private and public sector strategy.

Next Wave Partners
Managing Partner
May 2022 - Present (3 years 4 months)
Everywhere

We are a team of proven innovators, strategists, and builders on a mission to Advance the World™.

6fusion
Board Member
May 2010 - Present (15 years 4 months)
Raleigh, North Carolina

Member of the board of directors for the company that I founded, raising over $30M to support tech and IP development strategies that have resulted in multiple corporate development transactions and joint ventures.

Requis
Director
January 2019 - Present (6 years 8 months)
Houston, Texas

Technology and IP spin out from 6fusion venture studio that I developed in conjunction with world class industrial engineering company Worley Parsons.

Award Winning Edge Computing Platform
Co-Founder
January 2019 - March 2022 (3 years 3 months)
United States

Progenitor of P2P distributed computing platform spin out from 6fusion venture studio, raising over $12M to accelerate MVP development and early commercial partnerships.

Education

Queen's University
BAH, History & Politics · (1994 - 1998)